UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

 Marina Biotech, Inc.
(Name of Issuer)

Common Stock, par value $0.006 per share
(Title of Class of Securities)

56804Q 102
(CUSIP Number)

James T. Barrett, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue, Boston, MA 02199
(617) 239-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 56804Q 102
1.	Names of Reporting Persons. Ampersand 2006 Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,886,530
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,886,530
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,886,530
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.53%*
14.	Type of Reporting Person (See Instructions) PN

*
Percentage calculated based on 48,886,483 shares of common stock outstanding on March 11, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, as adjusted to reflect (i) the 1-for-4 reverse stock split that the Issuer effected on July 21, 2010, and (ii) the 9,882,852 post-split shares that were issued in connection with the consummation of the merger of a subsidiary of the Issuer into Cequent Pharmaceuticals, Inc. on July 21, 2010, as reported in a Current Report on Form 8-K filed by the Issuer on July 23, 2010.

SCHEDULE 13D

CUSIP No. 56804Q 102
1.	Names of Reporting Persons. AMP-06 Management Company Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,886,530
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,886,530
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,886,530
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.53%*
14.	Type of Reporting Person (See Instructions) PN

*
Percentage calculated based on 48,886,483 shares of common stock outstanding on March 11, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, as adjusted to reflect (i) the 1-for-4 reverse stock split that the Issuer effected on July 21, 2010, and (ii) the 9,882,852 post-split shares that were issued in connection with the consummation of the merger of a subsidiary of the Issuer into Cequent Pharmaceuticals, Inc. on July 21, 2010, as reported in a Current Report on Form 8-K filed by the Issuer on July 23, 2010.

SCHEDULE 13D

CUSIP No. 56804Q 102
1.	Names of Reporting Persons. AMP-06 MC LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,886,530
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,886,530
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,886,530
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.53%*
14.	Type of Reporting Person (See Instructions) CO

*
Percentage calculated based on 48,886,483 shares of common stock outstanding on March 11, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, as adjusted to reflect (i) the 1-for-4 reverse stock split that the Issuer effected on July 21, 2010, and (ii) the 9,882,852 post-split shares that were issued in connection with the consummation of the merger of a subsidiary of the Issuer into Cequent Pharmaceuticals, Inc. on July 21, 2010, as reported in a Current Report on Form 8-K filed by the Issuer on July 23, 2010.

Item 1.	Security and Issuer

Common Stock, par value $0.006 per share (“Common Stock”), of Marina Biotech, Inc. (f/k/a/ MDRNA, Inc., the “Issuer”), with principal executive offices at 3830 Monte Villa Parkway, Bothell, Washington, 98021.

Item 2.	Identity and Background

a)	Name:

Ampersand 2006 Limited Partnership
AMP-06 Management Company Limited Partnership
AMP-06 MC LLC

Ampersand 2006 Limited Partnership, AMP-06 Management Company Limited Partnership and AMP-06 MC LLC are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)	Business Address:

All filing parties:
c/o Ampersand Ventures
55 William Street, Suite 240
Wellesley, MA 02481-4003

(c)	Principal Business and State of Incorporation:

Ampersand 2006 Limited Partnership is a limited partnership organized in Delaware and engaged in the business of private equity investment. AMP-06 Management Company Limited Partnership is also organized in Delaware and is the General Partner of Ampersand 2006 Limited Partnership.  AMP-06 MC LLC is the General Partner of AMP-06 Management Company Limited Partnership and is also organized in Delaware.

(d)	Conviction in a Criminal Proceeding:

Each of the Reporting Persons has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Conviction in a Civil Proceeding:

Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired their interest in the securities described in Item 5 of this filing in connection with the consummation of the merger (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of March 31, 2010, by and among the Issuer, Cequent Pharmaceuticals, Inc. (“Cequent”), Calais Acquisition Corp. and Ampersand 2006 Limited Partnership, as representative of the stockholders of Cequent (the “Merger Agreement”).  On July 21, 2010, the Issuer consummated the Merger pursuant to the terms and conditions of the Merger Agreement. In connection with the Merger, the Issuer issued an aggregate of 9,882,853 shares of Common Stock to the stockholders of Cequent in exchange for all of the shares of Cequent common and preferred stock that were issued and outstanding immediately prior to the Merger.  In connection with the Merger, the Reporting Persons received 1,886,530 shares of Common Stock based on the Reporting Persons’ ownership of Series A-1 preferred stock and common stock of Cequent at the time of the Merger.  The Reporting Persons originally funded the acquisitions of Cequent’s preferred stock and common stock with working capital and funds available for investment.

Items 4 through 6 of this filing are hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Reporting Persons intend to review from time to time their investment in the Issuer and, depending on such review, may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, the Reporting Persons may determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.  In addition, as described in Item 6, Ampersand 2006 Limited Partnership intends to enter into separate Transfer and Sale Agreements with seven former employees of Cequent, the Issuer, a broker and certain other former stockholders of Cequent whereby an aggregate of 5%, or 94,327 shares, of the 1,886,530 shares of Common Stock that the Reporting Persons received as merger consideration will be transferred to the former employees of Cequent over time, beginning after the shares have been registered pursuant to the Registration Rights Agreement and the Cequent Lock-Up (as such terms are defined in Item 6) has expired.

On July 21, 2010, in connection with the consummation of the Merger, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with certain of the principal stockholders of Cequent, pursuant to which Ampersand 2006 Limited Partnership, A.M. Pappas Life Science Ventures III, LP, PVIII CEO Fund, LP and Novartis BioVentures Ltd. (each, a “Designator”) have the right to designate a total of three (3) members of the Board of Directors of the Issuer (the “Board of Directors”) during the period beginning at the effective time of the Merger and ending immediately prior to the Issuer’s 2011 Annual Meeting of Stockholders. During that period of time the Issuer agreed to maintain a Board of Directors consisting of no more than seven (7) individuals.

Under the Stockholders’ Agreement, the Designators have the right to submit to the Issuer’s Nominating and Corporate Governance Committee (the “Nominating Committee”) for consideration as a director the names of three (3) director nominees, and if the Nominating Committee deems, in the exercise of its reasonable good faith discretion, the director nominees qualified, the Nominating Committee shall appoint the director nominees to serve as directors of the Issuer until the 2011 Annual Meeting of Stockholders. The Issuer shall fill any vacancies that may arise upon the resignation, removal, death or disability of any such director with a new director designated in accordance with the Stockholders’ Agreement, provided that the Designator who designated such director continues to own at least twenty-five percent (25%) of the shares of Common Stock issued to it in connection with the Merger described in Item 3. The initial director nominees of the Designators are Peter D. Parker, Michael D. Taylor, Ph.D. and Chiang J. Li, M.D., each of whom was appointed to serve as a director of the Issuer beginning on July 21, 2010.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number and percentage of class beneficially owned:

Each of the Reporting Persons incorporates herein by reference its responses to (11) and (13) on the cover page of this Schedule 13D.

Percent of class:

Ampersand 2006 Limited Partnership - 8.53%
AMP-06 Management Company Limited Partnership – 8.53%
AMP-06 MC LLC - 8.53%

           The foregoing percentages are calculated based on 48,886,483 shares of Common Stock outstanding on March 11, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 17, 2010, as adjusted to reflect (i) the 1-for-4 reverse stock split that the Issuer effected on July 21, 2010, and (ii) the 9,882,852 post-split shares that were issued in connection with the consummation of the merger of a subsidiary of the Issuer into Cequent on July 21, 2010, as reported in a Current Report on Form 8-K filed by the Issuer on July 23, 2010.

(b)	Number of shares as to which such person has:

(i)  Sole power to vote or direct the vote:

Ampersand 2006 Limited Partnership, AMP-06 Management Company Limited Partnership, and AMP-06 MC LLC each have sole voting power over 1,886,530 shares.

(ii) Shared power to vote or direct the vote:

Ampersand 2006 Limited Partnership, AMP-06 Management Company Limited Partnership, and AMP-06 MC LLC each share voting power over 0 shares.

(iii) Sole power to dispose or to direct the disposition of:

Ampersand 2006 Limited Partnership, AMP-06 Management Company Limited Partnership, and AMP-06 MC LLC each have sole power to dispose or to direct the disposition of 1,886,530 shares.

(iv) Shared power to dispose or to direct the disposition of:

Ampersand 2006 Limited Partnership, AMP-06 Management Company Limited Partnership, and AMP-06 MC LLC each have share power to dispose or to direct the disposition of 0 shares.

(c)	Transactions during the past 60 days.

Other than pursuant to the transactions described in Item 3, Item 4 and Item 6, which are incorporated herein by reference, the Reporting
Persons have not acquired or disposed of any shares of Common Stock during the past 60 days.

(d)	Right to dividends or proceeds of sale.

To the best of each of the Reporting Person's knowledge as of the date hereof, such Reporting Person does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by such Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this statement.

Merger Agreement.

The description of the Merger Agreement in Item 3 is hereby incorporated by reference into this Item 6.

Escrow Agreement.

On July 21, 2010, Ampersand 2006 Limited Partnership, as representative of the former stockholders of Cequent, the Issuer and American Stock Transfer and Trust Company entered into an Escrow Agreement (the “Escrow Agreement”), which provides that 10% of the aggregate merger consideration received by the former stockholders of Cequent shall be held in an escrow account until January 1, 2011 for the satisfaction of any claims for indemnification brought by the Issuer for any damages suffered by the Issuer due to Cequent’s breach of a representation or warranty or the non-fulfillment of a covenant in the Merger Agreement and related documents.

Pursuant to the Letter Agreement (as defined below), the funds affiliated with Great Point Partners, LLC are not subject to the Escrow Agreement, and certain former stockholders of Cequent, including Ampersand 2006 Limited Partnership, have agreed to contribute more than 10% of their merger consideration into the escrow account to ensure that 10% of the aggregate merger consideration is subject to the Escrow Agreement, as required by the Merger Agreement.  As a result, Ampersand 2006 Limited Partnership has 226,238 of its 1,886,530 shares, or 12% of the merger consideration that it received, subject to the Escrow Agreement.

While the shares subject to the Escrow Agreement are held in escrow, American Stock Transfer and Trust Company is authorized to vote the escrow shares in a manner consistent with and in the same proportion to the voting of all other shares of Common Stock that were eligible to vote and for which votes were cast in respect of such matter.

Stockholders Agreement.

The description of the Stockholders’ Agreement in Item 4 is hereby incorporated by reference into this Item 6.

Registration Rights Agreement.

On July 21, 2010, in connection with the consummation of the Merger contemplated by the Merger Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the stockholders of Cequent, pursuant to which the Issuer agreed (i) to file with the SEC a shelf registration statement under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer and sale of all of the shares of Common Stock issued to such stockholders as a result of the Merger (the “Registrable Shares”) no later than forty-five (45) calendar days from the closing date of the Merger and (ii) to cause such shelf registration statement to be declared effective within ninety (90) calendar days of the closing date of the Merger. Such registration statement shall include no more than twenty percent (20%) of the aggregate fully diluted shares of Common Stock. On the earlier of (i) five (5) business days following the effective date of such registration statement, and (ii) five (5) months following the closing of the Merger, the Issuer shall file additional registration statements under and pursuant to the Registration Rights Agreement to register the remaining Registrable Shares.

The Issuer also granted to the stockholders of Cequent certain demand registration rights, which may only be exercised (i) in the event that the Issuer has not filed, and caused to be effective and maintained the effectiveness of a shelf registration statement relating to the Registrable Shares, and (ii) if (based on the then-current market prices) the number of Registrable Shares included in such demand registration would, if fully sold, reasonably be expected to yield gross proceeds of at least $5 million.

In addition, and subject to certain exceptions, the Registration Rights Agreement provides that whenever the Issuer proposes (i) to register any shares of Common Stock under the Securities Act for sale to the public solely for cash, and the form of registration statement to be used may be used for any registration of Registrable Shares or (ii) to sell any shares of Common Stock that have already been registered “off the shelf” by means of a prospectus supplement, the Issuer shall give prompt written notice to the Cequent stockholders that are signatory to the Registration Rights Agreement of the Issuer’s intention to effect such a registration and/or shelf takedown and shall include in such registration statement and in any offering of Common Stock to be made pursuant to that registration statement and/or shelf takedown all Registrable Shares with respect to which the Issuer has received a written request for inclusion therein within twenty (20) days after such stockholder’s receipt of notice from the Issuer.

Pursuant to the Letter Agreement, the funds affiliated with Great Point Partners, LLC have negotiated to have the resale shelf registration  statement obligation set forth in Section 4 of the Registration Rights Agreement discharged by means of filing two resale shelf registration statements, as follows: the first resale shelf registration statement shall be limited to 20% of the Issuer’s outstanding Common Stock.  Under the terms of the Letter Agreement all of merger consideration shares received by the funds affiliated with Great Point Partners, LLC will be included in the first resale shelf registration statement.  Upon the earlier of five month from the closing of the Merger or five business days after the first resale shelf registration statement is declared effective, the Issuer shall file a second resale shelf registration statement covering the remaining shares of merger consideration.  Under this arrangement Ampersand 2006 Limited Partnership will have approximately 556,268 of its shares of Common Stock covered by the first resale shelf registration statement and the remaining 1,330,262 shares covered in the second resale shelf registration statement.

Lock-Up Agreement

As required by the Merger Agreement certain principal stockholders of Cequent, including Ampersand 2006 Limited Partnership, and certain members of Cequent’s management entered into Lock-Up Agreements (the “Cequent Lock-Up Agreements”) pursuant to which they agreed that they shall not, without the prior approval of the Issuer, offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock received in the Merger during the period commencing on the effective date of the Merger and ending on the earlier of (A) one hundred and eighty (180) days after the effective date of the Merger or (B) thirty (30) days following the closing of an equity financing by the Issuer for the issuance of shares of equity or securities convertible into or exchangeable or exercisable for shares of equity of the Issuer (an “Equity Financing”) which, when added together to all other Equity Financings from and after the date of execution of the Merger Agreement, results in aggregate gross proceeds to the Issuer of at least $10 million. Prior to the execution of the Merger Agreement, the directors and executive officers of the Issuer entered into Lock-Up Agreements (the “MDRNA Lock-Up Agreements”) providing for similar restrictions on sales and other dispositions of Common Stock commencing upon the signing of the Merger Agreement.

Letter Agreement

On July 21, 2010, Ampersand 2006 Limited Partnership and certain other former stockholders of Cequent entered into a letter agreement with funds affiliated with Great Point Partners, LLC, and the Issuer which provided for the modifications to the provisions of the Escrow Agreement and the Registration Rights Agreement, as described above (the “Letter Agreement”).

Transfer and Sale Agreements

Ampersand 2006 Limited Partnership intends to enter into separate Transfer and Sale Agreements with seven former employees of Cequent, the Issuer, a broker and certain other former stockholders of Cequent whereby an aggregate of 5%, or 94,327 shares, of the 1,886,530 shares that the Reporting Persons received as merger consideration will be transferred to the former employees of Cequent over time, beginning after the shares have been registered pursuant to the Registration Rights Agreement and the lock-up period set forth in the Cequent Lock-Up Agreements has expired.

Incorporation by Reference

The descriptions of the Merger Agreement, the Cequent Lock-Up Agreements, the Escrow Agreement, the Stockholders’ Agreement, and the Registration Rights Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this filing, which are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

The following agreements are included as exhibits to this filing:

Exhibit 1	Joint Filing Agreement. Filed herewith.

Exhibit 2
Agreement and Plan of Merger, dated as of March 31, 2010, by and among the Issuer, Cequent, Calais Acquisition Corp. and Ampersand 2006 Limited Partnership, as representative of the stockholders of Cequent. Previously filed as Exhibit 2.1 to the Issuer’s Current Report of Form 8-K filed on April 6, 2010 and incorporated herein by reference.

Exhibit 3
Form of Cequent Lock-Up Agreement signed by the Principal Stockholders of Cequent. Previously filed as Exhibit 10.1 to the Issuer’s Current Report of Form 8-K filed on April 6, 2010 and incorporated herein by reference.

Exhibit 4
Registration Rights Agreement, dated July 21, 2010, by and among the Issuer and the stockholders of Cequent. Previously filed as Exhibit 10.1 to the Issuer’s Current Report of Form 8-K filed on July 23, 2010 and incorporated herein by reference.

Exhibit 5
Stockholders’ Agreement, dated July 21, 2010, by and among the Issuer and the principal stockholders of Cequent. Previously filed as Exhibit 10.2 to the Issuer’s Current Report of Form 8-K filed on July 23, 2010 and incorporated herein by reference.

Exhibit 6
Escrow Agreement, dated July 21, 2010, by and among the Issuer, Ampersand 2006 Limited Partnership, as representative of the former stockholders of Cequent, and American Stock Transfer and Trust Company.  Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

AMPERSAND 2006 LIMITED PARTNERSHIP

By: AMP-06 Management Company Limited Partnership, its General Partner

Dated: August 2, 2010	/s/ Richard A. Charpie
By: Richard A. Charpie, Principal Managing Member

AMP-06 MANAGEMENT COMPANY LIMITED PARTNERSHIP

By: AMP-06 MC LLC, its General Partner

Dated: August 2, 2010	/s/ Richard A. Charpie
By: Richard A. Charpie, Principal Managing Member

AMP-06 MC, LLC

Dated: August 2, 2010	/s/ Richard A. Charpie
By: Richard A. Charpie, Principal Managing Member

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement. Filed herewith.

Exhibit 2
Agreement and Plan of Merger, dated as of March 31, 2010, by and among the Issuer, Cequent, Calais Acquisition Corp. and Ampersand 2006 Limited Partnership, as representative of the stockholders of Cequent. Previously filed as Exhibit 2.1 to the Issuer’s Current Report of Form 8-K filed on April 6, 2010 and incorporated herein by reference.

Exhibit 3
Form of Cequent Lock-Up Agreement signed by the Principal Stockholders of Cequent. Previously filed as Exhibit 10.1 to the Issuer’s Current Report of Form 8-K filed on April 6, 2010 and incorporated herein by reference.

Exhibit 4
Registration Rights Agreement, dated July 21, 2010, by and among the Issuer and the stockholders of Cequent. Previously filed as Exhibit 10.1 to the Issuer’s Current Report of Form 8-K filed on July 23, 2010 and incorporated herein by reference.

Exhibit 5
Stockholders’ Agreement, dated July 21, 2010, by and among the Issuer and the principal stockholders of Cequent. Previously filed as Exhibit 10.2 to the Issuer’s Current Report of Form 8-K filed on July 23, 2010 and incorporated herein by reference.

Exhibit 6
Escrow Agreement, dated July 21, 2010, by and among the Issuer, Ampersand 2006 Limited Partnership, as representative of the former stockholders of Cequent, and American Stock Transfer and Trust Company.  Filed herewith.